AMERICAN BATTERY TECHNOLOGY COMPANY

100 Washington Street, Suite 100

Reno, NV 89503

Tel: (775) 473-4744

February 14, 2023

Ms. Joanna Lam and Mr. Craig Arakawa

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	American Battery Technology Company
Form 10-K for the Fiscal Year Ended June 30, 2022 Filed September 12, 2022
File No. 000-55088
CIK No. 0001576873

Dear Ms. Lam and Mr. Arakawa:

On behalf of American Battery Technology Company (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on January 31, 2023, regarding the Company’s Annual Report on Form 10-K (the “Annual Report”), which was filed with the Commission on September 12, 2022.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year Ended June 30, 2022 Item 1. Business

Industry Collaborations, page 7

1.	You disclose that you along with Dupont Water Solutions were awarded a $4.5 million competitive grant from the US Department of Energy’s Advanced Manufacturing Office and at page 6 that you also received, as a co-grantee, a $2 million grant award from the US Advanced Battery Consortium in October 2021. Disclosure in your most recent Form 10-Q appears to indicate that you have only received or were entitled to receive $0.3 million of these amounts as of the quarter ended September 30, 2022. Please address the following points:

	●	Clarify the amounts you have received for each of these grants for the year ended June 30, 2022 and the quarter ended September 30, 2022 and to date,

	●	Disclose where the amounts received, if any, are captured in your statement of cash flows, and

	●	For each of these grants, disclose the total amounts that you are entitled to and any conditions or requirements that must be fulfilled to receive these amounts.

Response: On January 20, 2021 the US DOE issued a public release1 that ABTC had been selected for award negotiations for a three-year project with a total budget of $4,544,244 for the field demonstration of its selective leaching, targeted purification, and electro-chemical production of battery grade lithium hydroxide from domestic claystone resources technology. The project budget is $4,544,244 over a three-year period, whereby through this grant award ABTC is eligible to receive reimbursement of up to 50% of eligible expenditures, or up to $2,272,112, over two Budget Periods. The prime agreement contract for this grant (the “AMO grant”) was issued with a project start date of October 1, 2021, at which time ABTC was fully funded, without conditions, for the first Budget Period to run from October 1, 2021 through March 31, 2023. In order to gain access to the funding for Budget Period 2, ABTC will undergo a review with the DOE before March 31, 2023 to evaluate the data generated during Budget Period 1 and the resulting projected cost of production for its commercial scale lithium manufacturing operations, after which the US DOE will make an assessment as to whether or not funds associated with Budget Period 2 will be released. The Company incurs the costs associated with the grant project on an ongoing basis and invoices the US DOE for reimbursement of 50% of the eligible expenses.

On August 16, 2021, ABTC received a contract award for a 30-month project with a total budget of $2,000,000 from the US Advanced Battery Consortium (the “USABC grant”) as part of a competitively bid project, through which ABTC is able to receive reimbursement for up to $500,000 of eligible expenditures. ABTC was fully funded for this project at the time of award, without conditions. The objective of the contract award is for the commercial-scale development and demonstration of an integrated lithium-ion battery recycling system, the production of battery cathode grade metal products, the synthesis of high energy density active cathode material from these recycled battery metals, and then the fabrication of large format automotive battery cells from these recycled materials and the testing of these cells against otherwise identical cells made from virgin sourced metals.

The Company recognizes funds received under these awards as an offset to specific Research and Development programs and accounts for these awards under ASU No. 2021-10 – Government Assistance. The Company recognizes invoiced government funds as an offset to R&D costs in the period the qualifying costs are incurred. The Company believes this best reflects the expected net expenditures associated with these programs and the grant funds received are not separately reported in the statement of cashflows.  The amounts that ABTC has recognized in its financial statements, as an offset to R&D costs, for the fiscal year ended June 30, 2022 and the fiscal quarter ended September 30, 2022 are outlined in the table below.

	Three months ended September 30, 2022	Fiscal Year ended June 30, 2022
AMO Grant	$263,662	$31,894
USABC Grant	$59,689	$72,413

1https://www.energy.gov/eere/amo/articles/energy-department-selects-15-projects-advance-critical-material-innovations

Further, the Company has included the disclosure below in its Form 10-Q for the period ended December 31, 2022. This disclosure is included in Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Components of the Statement of Operations”. The Company intends to maintain this disclosure in future filings.

Grant Funding

On August 16, 2021, ABTC received a contract award for a 30-month project with a total budget of $2.0 million from the US Advanced Battery Consortium (the “USABC grant”) as part of a competitively bid project, through which ABTC will receive reimbursement for up to $500,000 of eligible expenditures. The objective of the contract award is for the commercial-scale development and demonstration of an integrated lithium-ion battery recycling system, the production of battery cathode grade metal products, the synthesis of high energy density active cathode material from these recycled battery metals, and then the fabrication of large format automotive battery cells from these recycled materials and the testing of these cells against otherwise identical cells made from virgin sourced metals.

On January 20, 2021 the US DOE issued a public release that ABTC had been selected for award negotiation for a three-year project with a total budget of $4.5 million for the field demonstration of its selective leaching, targeted purification, and electro-chemical production of battery grade lithium hydroxide from domestic claystone resources technology. Through this grant award ABTC is eligible to receive reimbursement of up to 50% of eligible expenditures, or up to $2.3 million. The prime agreement contract for this grant (the “AMO grant”) was issued with a project start date of October 1, 2021

The Company recognizes approved funds under these awards as an offset to specific R&D programs. As mentioned in the notes to the financial statement, the Company accounts for these awards under ASU No. 2021-10, “Government Assistance.” The Company recognizes qualified expenditures and their respective government assistance and nets the funds received against the total cost incurred to arrive at a net expenditure per period. The Company believes this best reflects the continued investment in R&D along with the assistance of financial government assistance. The amounts below represent the funds received by the Company from Government entities.

	Six months ended December 31, 2022	Fiscal Year ended June 30, 2022
USABC grant	$75,981	$72,413
AMO grant	$294,427	$31,894

2.	We note disclosure in two Form 8-Ks filed on October 21, 2022 and November 17, 2022 that you, in collaboration with grant partners DuPont Water Solutions, University of Nevada, Reno, and Argonne National Laboratory, were awarded $57 million towards a project from the U.S. Department of Energy and a $10 million grant under the Bipartisan Infrastructure Law. Explain how these grants are related, and for each of these grants, disclose the amounts that ABTC is entitled to and any conditions or requirements that must be fulfilled to receive these amounts.

Response: On October 19, 2022 the US DOE issued a public release2 that ABTC had been selected for award negotiations for a five-year project with a total budget of $115,489,662 for the construction, commissioning, and operations of a commercial scale lithium hydroxide refinery. Through this grant award (the “Commercial Lithium Hydroxide Refinery grant”), ABTC would be eligible to receive reimbursement of up to 50% of eligible expenditures over the duration of the project. At this time, ABTC and the US DOE are still under contract negotiations and there are no agreements in place or funds accessible.

On November 16, 2022 the US DOE issued a public release3 that ABTC had been selected for award negotiations for a three-year project with a total budget of $20,000,000 for the validation, testing, and commercialization of a set of next generation lithium-ion battery recycling technologies. Through this grant award (the “Next-Generation Recycling grant”), ABTC would be eligible to receive reimbursement of up to 50% of eligible expenditures over the duration of the project. At this time, ABTC and the US DOE are still under contract negotiations and there are no agreements in place or funds accessible.

While both of these grant awards would be funded through the Bipartisan Infrastructure Law, they are mutually exclusive and have no relation to each other.

Please do not hesitate to contact our counsel Darrin Ocasio at (212) 930-9700 with any questions or comments regarding this correspondence. Thank you.

Sincerely,

American Battery Technology Company

By:	/s/ Kimberly Eckert
Kimberly Eckert
Chief Financial Officer

cc:	Darrin Ocasio, Esq., Sichenzia Ross Ference LLP

2 https://www.energy.gov/articles/biden-harris-administration-awards-28-billion-supercharge-us-manufacturing-batteries

3https://www.energy.gov/articles/biden-harris-administration-announces-nearly-74-million-advance-domestic-battery-

recycling